Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 25, 2025

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – March 4, 2025 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 25, 2025.

Second Quarter Highlights
•Net income of $16.9 million, an increase of 17% compared to the second quarter of the prior year
•Sales increased 4.2% and same store sales increased 2.3%
•Same store digital sales increased 9%
Year-To-Date Fiscal 2025 Highlights
•Net income of $29.7 million, an increase of 14% compared to $26.1 million in the prior year-to-date period
•Sales increased 4.1% and same store sales increased 2.4%
•Same store digital sales increased 8%
Second Quarter of Fiscal 2025 Results
Sales were $599.7 million in the 13 weeks ended January 25, 2025 compared to $575.6 million in the 13 weeks ended January 27, 2024. Sales increased due to an increase in same store sales of 2.3% and the opening of the Old Bridge, NJ replacement store on March 17, 2024. Same store sales increased due primarily to digital sales growth, continued growth in recently remodeled stores, higher pharmacy sales and inflation in the meat and dairy departments. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 28.35% in the 13 weeks ended January 25, 2025 compared to 28.40% in the 13 weeks ended January 27, 2024 due primarily to higher promotional spending (.16%), an unfavorable change in product mix (.14%) and decreased patronage dividends and rebates received from Wakefern (.02%) partially offset by increased departmental gross margin percentages (.17%), decreased warehouse assessment charges from Wakefern (.06%) and lower LIFO charges (.04%). Gross profit in both the 13 weeks ended January 25, 2025 and the 13 weeks ended January 27, 2024 was favorably impacted by receipt of patronage dividends from Wakefern greater than estimated amounts accrued in both the second quarter of fiscal 2025 (.62%) and 2024 (.58%).
Operating and administrative expense as a percentage of sales decreased to 23.22% in the 13 weeks ended January 25, 2025 compared to 23.71% in the 13 weeks ended January 27, 2024 due primarily to lower facility insurance costs (.12%), decreased legal and consulting fees (.13%), sales leverage on occupancy and facility costs (.07%), reduced supply (.07%), employee costs (.06%) and security spends (.05%).
Depreciation and amortization expense increased slightly in the 13 weeks ended January 25, 2025 compared the 13 weeks ended January 27, 2024 due primarily to the timing of capital expenditures.
Interest expense decreased in the 13 weeks ended January 25, 2025 compared to the 13 weeks ended January 27, 2024 due primarily to lower average outstanding debt balances.
Interest income decreased in the 13 weeks ended January 25, 2025 compared to the 13 weeks ended January 27, 2024 due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company’s effective income tax rate was 31.1% in the 13 weeks ended January 25, 2025 compared to 31.5% in the 13 weeks ended January 27, 2024.

Year-To-Date Fiscal 2025 Results
Sales were $1.157 billion in the 26 weeks ended January 25, 2025 compared to $1.112 billion in the 26 weeks ended January 27, 2024. Sales increased due to an increase in same store sales of 2.4% and the opening of the Old Bridge, NJ

Exhibit 99.1

replacement store on March 17, 2024. Same store sales increased due primarily to digital sales growth, continued growth in recently remodeled stores, higher pharmacy sales and inflation in the meat and dairy departments.
Gross profit as a percentage of sales increased to 28.68% in the 26 weeks ended January 25, 2025 compared to 28.45% in the 26 weeks ended January 27, 2024 due primarily to increased departmental gross margin percentages (.17%), higher patronage dividends and rebates received from Wakefern (.16%), decreased warehouse assessment charges from Wakefern (.13%) and lower LIFO charges (.05%) partially offset by an unfavorable change in product mix (.18%) and higher promotional spending (.10%). Gross profit in both the 26 weeks ended January 25, 2025 and the 26 weeks ended January 27, 2024 was favorably impacted by receipt of patronage dividends from Wakefern greater than estimated amounts accrued in both the second quarter of fiscal 2025 (.32%) and 2024 (.30%).
Operating and administrative expense as a percentage of sales decreased to 23.91% in the 26 weeks ended January 25, 2025 compared to 23.99% in the 26 weeks ended January 27, 2024 due primarily to sales leverage on occupancy and facility costs (.09%), lower facility insurance costs (.07%), reduced supply spending (.06%), lower legal and consulting fees (.05%) and decreased security spends (.04%) partially offset by increased external fees associated with digital sales growth (.11%) and employee costs (.10%).
Depreciation and amortization expense decreased slightly in the 26 weeks ended January 25, 2025 compared to the 26 weeks ended January 27, 2024 due primarily to the timing of capital expenditures.
Interest expense decreased in the 26 weeks ended January 25, 2025 compared to the 26 weeks ended January 27, 2024 due primarily to lower average outstanding debt balances.
Interest income decreased in the 26 weeks ended January 25, 2025 compared to the 26 weeks ended January 27, 2024 due primarily to lesser amounts invested in demand deposits at Wakefern and lower interest rates earned on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The effective income tax rate was 31.1% in the 26 weeks ended January 25, 2025 compared to 31.5% in the 26 weeks ended January 27, 2024.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	26 Weeks Ended	26 Weeks Ended
	January 25, 2025	January 27, 2024	January 25, 2025	January 27, 2024

Sales	$599,651	$575,579	$1,157,347	$1,111,933

Cost of sales	429,645	412,137	825,463	795,542

Gross profit	170,006	163,442	331,884	316,391

Operating and administrative expense	139,254	136,477	276,774	266,769

Depreciation and amortization	8,602	8,523	16,985	17,029

Operating income	22,150	18,442	38,125	32,593

Interest expense	(982)	(1,046)	(1,972)	(2,110)

Interest income	3,356	3,743	6,972	7,568

Income before income taxes	24,524	21,139	43,125	38,051

Income taxes	7,628	6,659	13,428	11,985

Net income	$16,896	$14,480	$29,697	$26,066

Net income per share:
Class A common stock:
Basic	$1.27	$1.09	$2.23	$1.95
Diluted	$1.14	$0.97	$2.01	$1.75

Class B common stock:
Basic	$0.82	$0.71	$1.45	$1.27
Diluted	$0.82	$0.71	$1.45	$1.27

Gross profit as a % of sales	28.35%	28.40%	28.68%	28.45%
Operating and administrative expense as a % of sales	23.22%	23.71%	23.91%	23.99%